UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VillageEDOCS, Inc.

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(Name of Issuer)

Common Stock

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Title of Class of Securities)

927118 10 9

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(CUSIP Number)

Michael Richard, CFO

1401 N. Tustin Avenue, Suite 230

Santa Ana, California 92705-8686

(714) 734-1030

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael T. Cronin, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLP

911 Chestnut Street

Clearwater, Florida 33756

August 4, 2008

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(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vojin Hadzi-Pavlovic and Gloria Hadzi-Pavlovic, Tenants in Common
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS*

not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.               SECURITY AND ISSUER.

This statement relates to shares of Common Stock of VillageEDOCS, Inc., a Delaware corporation (the "Issuer") having its principal executive offices at 1401 N. Tustin Avenue, Suite 230, Santa Ana, California 92705-8686.

ITEM 2.               IDENTITY AND BACKGROUND.

This Statement is filed by the following person ("Reporting Person"):

               (a)  Name: Vojin Hadzi-Pavlovic and Gloria Hadzi-Pavlovic, Tenants in Common

               (b)  Business Address:

                              25910 Acero Street, Suite 100

                              Mission Viejo, CA 92691

               (c)  Principal occupation: Self-employed

               (d)   During the last five years, the Reporting Person has not (i) been convicted in a criminal  proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of  a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  USA

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 4, 2008, the Registrant completed the purchase of 100% of the issued and outstanding capital stock of Decision Management Company, Inc. d/b/a Questys Solutions, Inc. ("Questys" or "QSI"), from its sole shareholder, Vojin Hadzi-Pavlovic and Gloria Hadzi-Pavlovic, Tenants in Common ("the Pavlovics").

The Registrant purchased Questys with $300,000 in cash, a secured promissory note in the amount of $900,000 (the "Pavlovic Note"), and 22 million shares of the Registrant's restricted common stock.  The Pavlovic Note is non-interest bearing and may be prepaid in whole or in part at any time without penalty and is due on August 1, 2011.  Principal payments are due in three equal annual installments of $300,000 each on August 1, 2009, August 1, 2010, and August 1, 2011.  The Pavlovic Note is secured by certain assets of Questys as defined in a Security Agreement dated as of August 1, 2008.  Payment obligations under the Pavlovic Note are subordinate in certain respects to the rights of the Private Bank of the Peninsula to the extent set forth in a Subordination Agreement dated as of August 1, 2008.

The terms of the purchase were the result of arms-length negotiations.  The Pavlovics were not previously affiliated with the Registrant.

ITEM 4.               PURPOSE OF TRANSACTION.

The Reporting Person originally acquired their interest in the Issuer solely for investment purposes in connection with the sale of Questys.

The Reporting Person's ownership consists of shares of the Issuer's Common Stock, issued pursuant to the Questys Stock Purchase Agreement and a $900,000 promissory note as described above.

Based upon the above factors, the Reporting Person reserves rights that relate to or that would result in any of the following actions:

1.            The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.            A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.            Any material change in the present capitalization or dividend policy of the Issuer;

5.            Any other material change in the Issuer's business or corporate structure;

6.            Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.            Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.            Any action similar to any of those enumerated above.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

On August 4, 2008, the Registrant completed the purchase of 100% of the issued and outstanding capital stock of Decision Management Company, Inc. d/b/a Questys Solutions, Inc. ("Questys" or "QSI"), from its sole shareholder, Vojin Hadzi-Pavlovic and Gloria Hadzi-Pavlovic, Tenants in Common ("the Pavlovics").

The Registrant purchased Questys with $300,000 in cash, a secured promissory note in the amount of $900,000 (the "Pavlovic Note"), and 22 million shares of the Registrant's restricted common stock.  The Pavlovic Note is non-interest bearing and may be prepaid in whole or in part at any time without penalty and is due on August 1, 2011.  Principal payments are due in three equal annual installments of $300,000 each on August 1, 2009, August 1, 2010, and August 1, 2011.  The Pavlovic Note is secured by certain assets of Questys as defined in a Security Agreement dated as of August 1, 2008.  Payment obligations under the Pavlovic Note are subordinate in certain respects to the rights of the Private Bank of the Peninsula to the extent set forth in a Subordination Agreement dated as of August 1, 2008.

The terms of the purchase were the result of arms-length negotiations.  The Pavlovics were not previously affiliated with the Registrant.

ITEM 6.               CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 5 above, there are no current contracts, arrangements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

Incorporated by reference into Form 8-K filed on or about August 6, 2008.

Exhibit No.	Description

99.1

Stock Purchase Agreement dated as of August 1, 2008 by and among VillageEDOCS, Inc. and Decision Management Company, Inc. d/b/a Questys Solutions, Inc. and Its Sole Shareholder, Vojin Hadzi-Pavlovic and Gloria Hadzi-Pavlovic, Tenants In Common.

99.2	Promissory Note of VillageEDOCS, Inc. dated August 1, 2008 for $900,000 held by Vojin Hadzi-Pavlovic and Gloria Hadzi-Pavlovic, Tenants In Common.

99.3

Security Agreement dated as of August 1, 2008, by and among VillageEDOCS, Inc, Decision Management Company, Inc. d/b/a Questys Solutions, Inc. and Vojin Hadzi-Pavlovic and Gloria Hadzi-Pavlovic, Tenants In Common.

99.4	Subordination Agreement dated as of August 1, 2008 by and between The Private Bank of the Peninsula and Vojin Hadzi-Pavlovic and Gloria Hadzi-Pavlovic, Tenants In Common.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2008

/s/  Michael A. Richard, atty-in-fact for Vojin Hadzi-Pavlovic__

Michael A. Richard, attorney-in-fact for Vojin Hadzi-Pavlovic

/s/  Michael A. Richard, atty-in-fact for Gloria Hadzi-Pavlovic__

Michael A. Richard, attorney-in-fact for Gloria Hadzi-Pavlovic

MTC/ej/447566v1